TABLE II ADDENDUM - SECURITIES SOLD DURING THE PAST 3 MONTHS

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Family Trust III Philip Strassler, Trustee 1521 Alton Rd. - Ste. 676 Miami Beach, FL 33139	Class A Common Stock	3/1/2024	6,209.00	$63,851.79
-same as above-	Class A Common Stock	3/5/2024	6,209.00	$62,078.43
-same as above-	Class A Common Stock	3/6/2024	6,209.00	$62,226.32
-same as above-	Class A Common Stock	3/7/2024	6,209.00	$62,578.33
-same as above-	Class A Common Stock	3/8/2024	6,209.00	$63,230.94
-same as above-	Class A Common Stock	3/11/2024	6,209.00	$63,488.55
-same as above-	Class A Common Stock	3/12/2024	6,209.00	$64,599.74
-same as above-	Class A Common Stock	3/13/2024	6,209.00	$64,098.88
-same as above-	Class A Common Stock	3/14/2024	6,234.00	$64,154.54
-same as above-	Class A Common Stock	3/18/2024	17,441.00	$181,173.75
-same as above-	Class A Common Stock	3/21/2024	93,635.00	$1,044,881.13
-same as above-	Class A Common Stock	3/22/2024	53,507.00	$589,145.16
-same as above-	Class A Common Stock	3/27/2024	18,282.00	$197,041.34
-same as above-	Class A Common Stock	3/28/2024	18,282.00	$199,025.58
-same as above-	Class A Common Stock	4/3/2024	18,282.00	$192,433.16
-same as above-	Class A Common Stock	4/4/2024	18,282.00	$220,109.26
-same as above-	Class A Common Stock	4/5/2024	18,282.00	$222,206.86
-same as above-	Class A Common Stock	4/8/2024	18,282.00	$219,480.75
-same as above-	Class A Common Stock	4/9/2024	18,282.00	$219,115.33
-same as above-	Class A Common Stock	4/10/2024	18,282.00	$217,176.09
-same as above-	Class A Common Stock	4/11/2024	18,282.00	$219,658.86
-same as above-	Class A Common Stock	4/12/2024	18,282.00	$218,607.25
-same as above-	Class A Common Stock	4/15/2024	18,282.00	$211,956.72
-same as above-	Class A Common Stock	4/16/2024	35,446.00	$409,733.26
-same as above-	Class A Common Stock	4/17/2024	18,282.00	$214,897.03
-same as above-	Class A Common Stock	4/18/2024	18,282.00	$213,661.15
-same as above-	Class A Common Stock	4/19/2024	18,283.00	$214,033.35
-same as above-	Class A Common Stock	4/23/2024	38,000.00	$452,517.62

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has been obtained from sources or data that we believe to be reliable, but we do not offer any guarantees as to its accuracy or completeness. Market information is subject to change without notice and past performance is no guarantee of future results. Neither the information nor any opinion expressed constitutes a solicitation for the purchase or sale of any security or other instrument. Merrill considers your trade confirmations and account statements to be the official documentation of all of your transactions.